FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                          7 April, 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Section 198 - Capital Group sent to the London Stock Exchange on 7 April, 2003.




                              SCHEDULE 10

               NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


mmO2 plc



2. Name of shareholder having a major interest


The Capital Group Companies Inc.



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


In respect of 2 above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Capital International Limited:





Registered Name                                          Number of Shares

State Street Nominees Limited                             6,097,850

Canary Wharf

27th Floor, 1 Canada Square

London  E14 5AF



Bank of New York Nominees                               116,914,214

Bank of New York

3 Birchin Lane

London

EC3V 9BY



Chase Nominees Ltd                                      74,752,940
Woolgate House

Coleman Street

London  EC2P 2HD



Midland Bank plc                                         2,752,100

5 Laurence Hill
Poutney Hill

London  EC4R OE



Bankers Trust                                          38,912,242

59 1/2 Southmark Street

2nd Floor

London  SE1 OHH


Barclays Bank                                           2,334,500

Barclays Global Securities Services

8 Angel Court

London  EC2R 7HT



Citibank London                                        1,899,000

11 Old Jewry

London  EC2R 8D8

Morgan Guaranty                                        6,075,100

83 Pall Mall

London  SW1Y 5ES



Nortrust Nominees                                     50,806,698

155 Bishopsgate

London  EC2M 3XS



State Street Bank & Trust Co                          5,649,100



Deutsche Bank AG                                     19,079,961

23 Great Winchester Street

London  EC2P 2AX



HSBC Bank plc                                        17,655,049

Securities Services

Mariner House

Pepys Street

London  EC3N 4DA



Mellon Bank NA                                       5,855,632

London Branch

London



Northern Trust AVFC                                 3,323,614

South Africa



KAS UK                                                471,600

Kass Associate

PO Box 178

1000 AD Amsterdam



Mellon Nominees (UK) Ltd                            2,102,300

150 Buchanan Street

Glasgow G1 2DY



Bank One London                                    5,138,400



Clydesdale Bank plc                                1,009,600



Northern Trust                                    16,517,581

C/o NorTrust Nominees Limited

155 Bishopsgate

London EC2M 3XS



MSS Nominees Limited                                958,000

Midland Bank plc

Mariner House, Pepys

London EC3N 4DA



Citibank NA                                         440,000

Toronto



Capital International S.A.:



Bank of New York Nominees                         1,179,000

Bank of New York

3 Birchin Lane

London  EC3V 9BY



Chase Nominees Limited                           8,213,577

Woolgate House

Coleman Street

London  EC2P 2HD



Midland Bank plc                                2,498,700

5 Laurence

Poutney Hill

EC4R OE



Royal Bank of Scotland                         10,549,800

Regents House

42 Islington High Street

London  N1 8XL



Lloyds Bank                                      563,100

Central Settlement Section

Branches Stock Office

34 Threadneedle Street

London



Vidacos Nominees Ltd                                  1,002,000

Citibank NA

Lewisham House

25 Molesworth Street

London SE13 7EX


Deutsche Bank AG                                        675,300

23 Great Winchester Street

London

EC2P 2AX



State Street Nominees Limited                           159,200

Canary Wharf

27th Floor, 1 Canada Square

London E14 5AF



Barclays Bank                                           669,500

Barclays Global Securities services

8 Angel Court

London EC2R 7HT



Brown Bros.                                             412,500

One Mellon Bank Center

Pittsburgh, PA 15258



Nortrust Nominees                                       175,000

155 Bishopsgate

London EC2M 3XS



Morgan Stanley                                          204,000



J.P. Morgan                                           6,471,195



RBSTB Nominees Ltd                                      449,600

67 Lombard St

London EC3 3DL







HSBC Bank plc                                          995,000

Securities Services, Mariner House

Pepys Street

London EC3N 4DA



State Street Bank & Trust Co.                             578,400



Citibank NA                                               577,000

Toronto



Capital International, Inc.:



State Street Nominees Limited                          21,354,300

Canary Wharf

27th floor, 1 Canada Square

London E14 5AF



Bank of New York Nominees                              5,772,765

Bank of New York

3 Birchin Lane

London EC3V 9BY



Chase Nominees Limited                                31,789,724

Woolgate House

Coleman Street

London EC2P 2HD



Nortrust Nominees                                     3,465,700

155 Bishopsgate

London EC2M 9XS



State Street Bank & Trust Co.                         2,675,394



Citibank                                                436,800



Citibank NA                                           3,168,200

Toronto



Chase Manhattan Nominee Ltd                             212,900

Australia



HSBC Bank plc                                           391,100

Securities Services

Mariner House

Pepys Street

London EC3N 4DA



Midland Bank plc                                         238,400

5 Laurence

Poutney Hill

London EC4R 0E



Citibank London                                          287,900

11 Old Jewry

London EC2R 8DB



Deutsche Bank Mannheim                                   153,000



Deutsche Bank AG                                         257,500

23 Great Winchester Street

London EC2P 2AX



Bankers Trust                                            133,400

59 1/2 Southmark Street

2nd Floor

London SE1 0HH



Capital Research and Management Company:



State Street Nominees Limited                         21,174,000

Canary Wharf

27th Floor, 1 Canada Square

London E14 5AF



Chase Nominees Limited                               367,500,000

Woolgate House

Coleman Street

London

EC2P 2HD



Capital Guardian Trust Company



State Street Nominees Limited                         24,257,900

Canary Wharf

27th Floor, 1 Canada Square

London E14 5AF



Chase Nominees Limited                                76,022,112

Woolgate House

Coleman Street

London EC2P 2HD



Midland Bank plc                                     22,199,300

5 Laurence

Poutney Hill

London EC4R 0E



Nortrust Nominees                                    23,116,700

155 Bishopsgate

London EC2M 3XS



Mellon Nominees (UK) Limited                         2,565,700

150 Buchanan Street

Glasgow G1 2DY



ROY Nominees Limited                                  125,600

71N Queen Victoria Street

London EC4V 4DE



Citibank NA                                           129,400

Toronto



State Street Bank & Trust Co                          283,700



MSS Nominees Limited                                  264,200

Midland Bank plc

Mariner House

Pepys Street

London EC3N 4DA



Royal Bank of Scotland                              98,800

Regents House

42 Islington High Street

London N1 8XL



Citibank London                                    2,690,600

11 Old Jewry

London EC2R 8DS



Bankers Trust                                      8,560,800

59 1/2 Southmark Street

2nd Floor

London SE1 0HH



BT Globenet Nominees Limited                    1,598,800

1 Appold Street

Broadgate

London EC2A 2HE



Bank of New York Nominees                       4,541,800

Bank of New York

3 Birchin Lane

London EC3V 9BY



Barclays Bank                                   3,364,600

Barclays Global Securities Services

8 Angle Court

London EC2R 7HT



HSBC Bank plc                                   35,100

Securities Services

Mariner House

Pepys Street

London EC3N 3DA





5. Number of shares / amount of stock acquired


50,587,945



6. Percentage of issued class


0.583%



7. Number of shares / amount of stock disposed


N/A



8. Percentage of issued class


N/A



9. Class of security


Ordinary shares of 0.1p each



10. Date of transaction


3 April 2003 - Date of Section 198 Notification



11. Date company informed


7 April 2003



12. Total holding following this notification


1,042,984,548



13. Total percentage holding of issued class following this notification


12.030%



14. Any additional information


Notification in respect of section 198 Companies Act 1985



15. Name of contact and telephone number for queries


Paul Moore - 01753 628293



16. Name and signature of authorised company official responsible for making this notification


Paul Moore



Date of notification


7 April 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.





                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 7 April, 2003                        By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary